

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

Mail Stop 3628

September 25, 2008

<u>By Facsimile and U.S. Mail</u>

Timothy Bixler
Vice President, General Counsel and Secretary
International Rectifier Corporation
233 Kansas Street
El Segundo, CA 90245

Re: International Rectifier Corporation
        Preliminary Proxy Statement on Schedule 14A
        Filed September 16, 2008
        File No. 001-07935
        Additional Soliciting Material filed pursuant to Rule 14a-12 on
        September 22 and 23, 2008

Dear Mr. Bixler:

        We have reviewed the filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 14A</u>

1. In an appropriate location, please disclose the information required by Item 5(b)(1)(iii) of Schedule 14A.

<u>Matters to be Considered, page 6</u>

2. Please revise to briefly describe the stockholder proposal.

<u>Additional Soliciting Materials</u>

3. Please provide to us, and in future filings revise to disclose, your support for any statements relating to the company's financial and market performances, any projections or numerical conclusions with respect to the transaction proposed by Vishay, including but not limited to the following assertions:

    - "Vishay's non-binding proposal represents a premium of 22% to IRF's depressed undisturbed price which is significantly less than recent precedent unsolicited offers in the technology sector…."
    - "Vishay's proposal represents an implied one year forward enterprise value to revenue multiple of 0.9x which is (47)% discount to the median of 1.7x for precedent semiconductor transactions."
    - "Citigroup estimates the synergies to be $25 million on an annual basis…."
    - "Vishay is attempting to utilize IRF's cash balance of $726 million to fund close to half of the consideration…."

    Specifically, please disclose any assumptions, any factors considered and any limitations on estimates. Refer to SEC Release 34-16833 for guidance.

<u>Closing Information</u>

Please amend the filings in response to these comments. Clearly and precisely mark the changes to the filings effected by the amendment, as required by Rule 14a-6(h) and Rule 310 of Regulation S-T. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411 or, in may absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions